Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2017 RESULTS INCLUDING RECORD QUARTERLY GOLD PRODUCTION; IMPROVED 2017 PRODUCTION AND COST GUIDANCE; NUNAVUT PROJECTS REMAIN ON SCHEDULE AND ON BUDGET; DIVIDEND INCREASED BY 10%

Toronto (October 25, 2017) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $71.0 million, or $0.31 per share, for the third quarter of 2017. This result includes non-cash foreign currency translation gains on deferred tax liabilities of $5.7 million ($0.03 per share), unrealized gains on financial instruments (net of tax) of $5.3 million ($0.02 per share), non-cash foreign currency translation losses of $4.3 million ($0.02 per share) and various mark-to-market and other adjustment losses (net of tax) of $2.2 million ($0.01 per share). Excluding these items would result in adjusted net income1 of $66.5 million or $0.29 per share for the third quarter of 2017. In the third quarter of 2016, the Company reported net income of $49.4 million or $0.22 per share.

Not included in the third quarter of 2017 adjusted net income is non-cash stock option expense of $3.7 million ($0.02 per share).

For the first nine months of 2017, the Company reported net income of $208.8 million, or $0.91 per share. This compares with the first nine months of 2016 when net income was $96.2 million, or $0.43 per share. Financial results in the 2017 period were positively affected by higher gold sales volumes (approximately 3%) and lower depreciation expense partly offset by lower realized gold prices.

In the third quarter of 2017, cash provided by operating activities decreased to $194.1 million ($207.9 million before changes in non-cash components of working capital) compared with cash provided by operating activities of $282.9 million in the third quarter of 2016 ($233.7 million before changes in non-cash components of working capital). The decrease in cash provided by operating activities before changes in non-cash

1Adjusted net income is a non-GAAP measure. For a discussion regarding the Company’s use of non- GAAP measures, see “Note Regarding Certain Measures of Performance”.

components of working capital during the current period was largely due to lower realized gold prices.

For the first nine months of 2017, cash provided by operating activities was $600.6 million ($629.9 million before changes in non-cash components of working capital), as compared with the first nine months of 2016 when cash provided by operating activities was $658.0 million ($593.9 million before changes in non-cash components of working capital). The increase in cash provided by operating activities before changes in working capital during the first nine months of 2017 was mainly due to a combination of higher gold and by-product metals sales volumes partly offset by lower realized gold prices.

“We continued to see strong operating performance in the third quarter, culminating in record gold production and strong cash flow generation. Given these strong results, we have increased our 2017 production guidance and have increased our dividend by 10%”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer. “Our major projects in Nunavut continue to advance on time and on budget and we are excited by the significant growth in gold production and the related cash flows that these projects are forecast to provide”, added Mr. Boyd.

Third quarter 2017 highlights include:

•                  Continued strong operating performance yields record quarterly gold production — Payable gold production2 in the third quarter of 2017 was 454,362 ounces at production costs per ounce of $578, total cash costs3 per ounce of $546 and all-in sustaining costs per ounce 4 (“AISC”) of $789

•                  Higher than expected grades and tonnage drive record quarterly gold production at the LaRonde mine — Payable gold production in the third quarter of 2017 was 105,345 ounces at production costs per ounce of $377 and total cash costs per ounce of $328

•                  Full year production guidance increased and unit cost forecasts reduced — Given the strong nine month operational performance, 2017 production is now expected to exceed 1.68 million ounces of gold compared to previous guidance of 1.62 million ounces of gold. Total cash costs per ounce are now expected to be

2Payable production of a mineral means the quantity of mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported in this news release on a by-product basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance” below.

4All-in sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported in this news release on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance” below.

$570 to $600 (previously $580 to $610) and AISC are expected to be $820 to $870 per ounce (previously $830 to $880)

•                  Meliadine project continues to advance on schedule and on budget — Surface construction activities are progressing well, with outside cladding and roofing expected to be completed on the mill facility, multi-service building and powerhouse in November 2017. Underground development is on plan and critical mining equipment, which was received during the 2017 summer sealift, is currently being commissioned

•                  Drilling at Amaruq extends Whale Tail mineralization at depth, and demonstrates continuity and improving grades in the eastern part of V Zone — Significant results include: 7.3 grams per tonne (“g/t”) over 16.1 metres at a depth of 627 metres at Whale Tail and 20.6 g/t gold over 6.2 metres at the V Zone at 452 metres depth, beneath the current planned pit outline

•                  Quarterly dividend increased by 10% — Company has declared an $0.11 quarterly dividend. The previous quarterly dividend was $0.10

Third Quarter Financial and Production Highlights — Record Gold Production, Lower Production Costs — 2017 Cost Forecasts Decrease

In the third quarter of 2017, strong operational performance continued at the Company’s mines. Payable gold production was 454,362 ounces, compared to 416,187 ounces in the prior-year period. The higher level of production in the 2017 period was primarily due to higher grades mined at LaRonde, Meadowbank and Canadian Malartic. A detailed description of the production of each of the Company’s mines is set out below.

In the first nine months of 2017, payable gold production was 1,300,321 ounces, compared to 1,236,455 ounces in the prior-year period. The higher level of production in the 2017 period was primarily due to higher grades mined at LaRonde, Meadowbank and Canadian Malartic.

Production costs per ounce for the third quarter of 2017 were $578, which was 13% lower, compared to $666 in the prior-year period. Total cash costs per ounce for the third quarter of 2017 were $546, which was 5% lower compared to $575 per ounce in the prior-year period. Production costs per ounce and total cash costs per ounce in the third quarter of 2017 were positively affected by record quarterly production. A detailed description of the cost performance of each of the Company’s mines is set out below.

Production costs per ounce for the first nine months of 2017 were $596, which was 5% lower, compared to $628 in the prior-year period. Total cash costs per ounce for the first nine months of 2017 were $547, compared with $580 in the prior-year period. Production costs per ounce and total cash costs per ounce in the first nine months of 2017 were positively affected by higher production of gold at LaRonde, Meadowbank, and Canadian Malartic. The Company now forecasts a decrease in total cash costs per ounce for 2017 to $570 to $600 per ounce, which is down from previous guidance of $580 to $610 per ounce.

AISC for the third quarter of 2017 were $789, which was 4% lower, compared to $821 in the prior-year period. The lower AISC is primarily due to lower total cash costs per ounce and lower sustaining capital expenditures compared to the prior-year period.

AISC for the first nine months of 2017 was $772, compared to $821 in the prior-year period. The lower AISC is primarily due to lower total cash costs per ounce and lower sustaining capital expenditures compared to the prior-year period. The Company now forecasts a decrease in AISC for 2017 to $820 to $870 per ounce, which is down from previous guidance of $830 to $880 per ounce.

Cash Position Remains Strong

Cash and cash equivalents and short term investments decreased to $865.6 million at September 30, 2017, from the June 30, 2017 balance of $952.4 million due to the ongoing investment in the Company’s growth projects.

The outstanding balance on the Company’s credit facility remained nil at September 30, 2017. This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

On October 25, 2017, the Company amended its $1.2 billion credit facility to extend the maturity date from June 22, 2021 to June 22, 2022.

The Company’s $500 million short form base shelf prospectus expired on October 4, 2017. The Company intends to file a new base shelf prospectus, on substantially the same terms, qualifying up to $500 million of debt securities, common shares and warrants. The Company has no present intention to offer securities pursuant to the new base shelf prospectus. It has been the Company’s practice to maintain a $500 million base shelf prospectus since 2002. The notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

Approximately 35% of the Company’s remaining 2017 Canadian dollar exposure is hedged at a floor price of 1.30 US$/C$. Approximately 11% of the Company’s remaining 2017 Euro exposure is hedged at a floor price of 1.10 EUR$/US$. Approximately 31% of the Company’s remaining 2017 Mexican Peso exposure is hedged at a floor price of 18.60 US$/MXP.

Capital Expenditures

The total estimated initial capital costs at both the Meliadine and Amaruq projects in Nunavut remain unchanged at $900 million and $330 million, respectively. The forecast for the Company’s total 2017 capital expenditures is now approximately $895 million, which is an increase of approximately $36 million over the previous forecast. The increase is largely due to an acceleration of capital spending at the Meliadine and Amaruq projects due to good progress made in 2017 on development and construction activities at both projects. The following table sets out capital expenditures (including sustaining capital expenditures) in the third quarter and first nine months of 2017.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2017
Sustaining Capital
LaRonde mine	$13,908	$50,245
Canadian Malartic mine	15,527	40,597
Meadowbank mine	10,959	16,712
Kittila mine	14,465	36,400
Goldex mine	10,140	18,352
Pinos Altos	11,103	27,485
Creston Mascota deposit at Pinos Altos	2,343	4,307
La India mine	2,510	6,409

Development Capital
LaRonde Zone 5	$5,447	$12,319
Canadian Malartic mine	6,516	7,957
Amaruq satellite deposit	25,762	76,623
Kittila mine	6,979	19,614
Goldex mine	4,290	23,929
Pinos Altos	1,563	8,500
Creston Mascota deposit at Pinos Altos	446	446
La India mine	112	2,595
Meliadine project	144,714	286,404
Other	—	885

Total Capital Expenditures	$276,784	$639,779

Revised 2017 Guidance — Production Increased and Costs Lowered for the Sixth Year in a Row

Production for 2017 is now forecasted to exceed 1.68 million ounces of gold (previously 1.62 million ounces) with total cash costs per ounce expected to be $570 to $600 (previously $580 to $610) and AISC expected to be $820 to $870 per ounce (previously $830 to $880).

Dividend Record and Payment Dates for the Fourth Quarter of 2017

Agnico Eagle’s Board of Directors has increased the dividend by 10% and has declared a quarterly cash dividend of $0.11 per common share, payable on December 15, 2017 to shareholders of record as of December 1, 2017. The previous quarterly dividend was $0.10 per common share. Agnico Eagle has declared a cash dividend every year since 1983.

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment plan. Dividend Reinvestment Plan

Third Quarter 2017 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 26, 2017 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888- 231-8191. To ensure your participation, please call approximately ten minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50998337. The conference call replay will expire on November 26, 2017. The webcast, along with presentation slides will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde — Higher than Expected Grades and Tonnage Drive Record Quarterly Gold Production

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

All results exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
from LaRonde Zone 5	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	582	522
Tonnes of ore milled per day	6,326	5,677
Gold grade (g/t)	5.87	4.47
Gold production (ounces)	105,345	71,784
Production costs per tonne (C$)	$93	$121
Minesite costs per tonne (C$)	$101	$115
Production costs per ounce of gold produced ($ per ounce):	$377	$684
Total cash costs per ounce of gold produced ($ per ounce):	$328	$541

Production costs per tonne in the third quarter of 2017 decreased when compared to the prior-year period due to higher tonnage and the timing of unsold concentrate inventory. Production costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher gold production and the reasons described above.

Minesite costs per tonne5 in the third quarter of 2017 decreased when compared to the prior-year period due to higher tonnage of ore milled.  Total cash costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher production and higher by-product metal revenues.

5Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as  reported  in  the  financial  statements,  see  “Reconciliation  of  Non-GAAP  Financial  Performance Measures” below. See also “Note Regarding Certain Measures of Performance” below.

LaRonde Mine - Operating Statistics

All results exclude pre-commercial production tonnes and ounces	Nine Months Ended	Nine Months Ended
from LaRonde Zone 5	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	1,661	1,668
Tonnes of ore milled per day	6,084	6,087
Gold grade (g/t)	5.02	4.33
Gold production (ounces)	256,347	222,280
Production costs per tonne (C$)	$105	$108
Minesite costs per tonne (C$)	$107	$108
Production costs per ounce of gold produced ($ per ounce):	$510	$609
Total cash costs per ounce of gold produced ($ per ounce):	$413	$537

Production costs per tonne for the first nine months of 2017 decreased when compared to the prior-year period due to the timing of unsold concentrate inventory.   Production costs per ounce for the first nine months of 2017 decreased when compared to the prior- year period due to higher production and the reason described above.

Minesite costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period.   Total cash costs per ounce for the first nine months of 2017 decreased when compared to the prior-year period due to higher gold production and higher by-product metal revenues.

The record gold production in the third quarter of 2017 was largely a result of higher tonnage and grades being sequenced from the 293 pyramids during the quarter.  This was particularly evident in September, when production totaled 46,100 ounces of gold at a grade of 6.88 g/t gold.  Gold grades for the remainder of the year are expected to return to the previously forecasted 2017 level of approximately 4.77 g/t.

At the LaRonde 3 project, the Company is evaluating the potential to mine below the currently planned 311 level (a depth of 3.1 kilometres).  The current mineral resources in the western portion of the deposit are all in the inferred mineral resource category, extending to the 371 level.

An infill drill program is continuing from the 311 to the 340 levels, with a focus on the western portion of the deposit where recent drilling has continued to encounter higher- grade  mineralization  (for  additional  details  on  this  drilling  see  the  Company’s  news release dated July 26, 2017).  These new high-grade intercepts support the geological model and are expected to result in conversion of inferred mineral resources to indicated mineral resources in the western portion of the LaRonde 3 project in the year-end 2017 mineral resource update.

LaRonde Zone 5 — Initial Production Permit Received; Start-up on Schedule for Early Third Quarter 2018

In 2003, the Company acquired the LaRonde Zone 5 project.  The project lies adjacent to and west of the LaRonde mining complex and previous operators mined the deposit by open pit.  In February 2017, the Company approved LaRonde Zone 5 for development

(subject to permitting approval).  The permit to operate at an initial mining rate of 1,900 tonnes-per-day has now been received.

To date, 4.1 kilometres of underground development have been completed and the ramp has reached level 18, which is the first production level.  Work is progressing on the main ventilation network, and underground installation of the paste fill system is expected to begin shortly.

During the quarter, a 7,700 tonne bulk sample of development ore was processed at the Lapa gold circuit (part of the LaRonde mining complex) yielding 515 ounces of gold.  The material was processed to test paste fill blends and ore grinding characteristics.  The revenue from the pre-commercial production was deducted from the capital expenditures of the project.  Commercial production remains on track for early in the third quarter of 2018.  For additional technical details on the project see the Company’s news release dated February 15, 2017.

Canadian  Malartic Mine  —  Higher  Grades  and  Mill  Throughput  Drive  Increased Production

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume measures in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	2,528	2,483
Tonnes of ore milled per day	27,476	26,995
Gold grade (g/t)	1.14	1.07
Gold production (ounces)	82,097	76,428
Production costs per tonne (C$)	$22	$22
Minesite costs per tonne (C$)	$24	$25
Production costs per ounce of gold produced ($ per ounce):	$548	$627
Total cash costs per ounce of gold produced ($ per ounce):	$577	$613

Production costs per tonne in the third quarter of 2017 were the same when compared to the prior-year period.  Production costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the third quarter of 2017 were essentially the same when compared to the prior-year period.   Total cash costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher production.

Canadian Malartic Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	7,564	7,388
Tonnes of ore milled per day	27,707	26,964
Gold grade (g/t)	1.09	1.06
Gold production (ounces)	235,988	222,543
Production costs per tonne (C$)	$22	$21
Minesite costs per tonne (C$)	$23	$24
Production costs per ounce of gold produced ($ per ounce):	$552	$614
Total cash costs per ounce of gold produced ($ per ounce):	$558	$597

Production costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period.  Production costs per ounce for the first nine months of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period.   Total cash costs per ounce for the first nine months of 2017 decreased when compared to the prior-year period due to higher production.

On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing the Partnership to carry out the proposed expansion of the Canadian Malartic mine and the deviation of Highway 117 in Malartic, which will allow the Partnership to access the Barnat deposit.   Deviation plans include a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic.

During the third quarter of 2017, construction commenced on the temporary bridge, approximately 75-80% of the vegetation has been cleared (mainly over the tailings and waste storage areas) and overburden stripping is underway in two areas.

Road construction is expected to take two years.  The Company’s production guidance (see news release dated February 15, 2017) assumes a modest contribution from Barnat in late 2019.

Odyssey and  East  Malartic  Properties —  Exploration  Programs Ongoing to  Increase Mineral Resources and Evaluate Underground Mining Potential

At the Canadian Malartic mine, exploration programs are ongoing to evaluate several near-pit/underground targets and the potential to mine portions of the East Malartic deposit, which is located adjacent to, and east of, the Canadian Malartic mine.   In addition, the Partnership continues to explore the Odyssey project, which is located approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.

During  the  third  quarter  of  2017,  37  holes  (totalling  20,704  metres)  were  drilled  at Odyssey with a primary focus on further defining the internal mineralized zones between the  Odyssey  North  and  South  Zones  and  expanding  and  upgrading  the  mineral resources in Odyssey South.   Drilling carried out to date suggests that these internal zones could increase the mineral resource base and enhance the economics of the project by adding higher grade mineral resources that would require minimal additional infrastructure to access.

An updated mineral resource estimate is expected to be completed by the end of 2017, and  the  Partnership  is  evaluating  potential  underground  mining  scenarios  at  both Odyssey and East Malartic.  Permitting activities will start in the fourth quarter of 2017 for potential underground mining scenarios.

Canadian Malartic Corporation

Each of Agnico Eagle and Yamana has an indirect 50% interest in Canadian Malartic Corporation (“CMC”) which holds a portfolio of exploration properties that includes properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

During the third quarter of 2017, CMC completed a review of strategic alternatives for the Kirkland Lake assets.   At this time, the assets remain part of CMC’s longer-term development pipeline and additional work will be carried out to further evaluate the potential of these assets.

In the third quarter of 2017, 30 holes (totaling 7,512 metres) were drilled at Kirkland Lake with a primary focus on testing targets on the Upper Beaver and Amalgamated Kirkland properties.  It is expected that an updated mineral resource estimate will be completed on the Upper Canada property at year-end 2017.

Lapa — Mining Expected to Continue Through Year-End 2017 at a Reduced Rate; Mill Processing Expected to Resume in 2018

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	134	141
Tonnes of ore milled per day	1,457	1,536
Gold grade (g/t)	4.41	4.26
Gold production (ounces)	17,169	16,242
Production costs per tonne (C$)	$113	$113
Minesite costs per tonne (C$)	$113	$113
Production costs per ounce of gold produced ($ per ounce):	$703	$749
Total cash costs per ounce of gold produced ($ per ounce):	$706	$743

Production costs per tonne in the third quarter of 2017 were the same when compared to the prior-year period. Production costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the third quarter of 2017 were the same when compared to the prior-year period. Total cash costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher production.

Lapa Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	398	463
Tonnes of ore milled per day	1,458	1,689
Gold grade (g/t)	4.24	4.84
Gold production (ounces)	48,410	59,865
Production costs per tonne (C$)	$121	$114
Minesite costs per tonne (C$)	$120	$117
Production costs per ounce of gold produced ($ per ounce):	$758	$664
Total cash costs per ounce of gold produced ($ per ounce):	$755	$684

Production costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to lower throughput levels as the mine approaches the end of its mine life. Production costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower production.

Minesite costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to lower throughput levels as the mine nears the end of its mine life. Total cash costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower production.

Mining operations at Lapa are expected to continue through year-end 2017 at a reduced rate. The ore mined will be stockpiled in the fourth quarter of 2017 and is expected to be processed during the first half of 2018. Gold production from Lapa for 2018 (not previously included in the Company’s production guidance) is now expected to be approximately 5,000 ounces.

Goldex — Deep 2 and South Zones Show Potential to Extend Current Mine Life

The 100% owned Goldex mine in northwestern Quebec began operation from the M and E satellite zones in September 2013. The Deep 1 Zone entered commercial production in July 2017. Production from Deep 1 is expected to extend the Goldex mine life through 2025.

Goldex Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	657	671
Tonnes of ore milled per day	7,141	7,292
Gold grade (g/t)	1.47	1.63
Gold production (ounces)	28,906	32,742
Production costs per tonne (C$)	$34	$32
Minesite costs per tonne (C$)	$34	$31
Production costs per ounce of gold produced ($ per ounce):	$611	$500
Total cash costs per ounce of gold produced ($ per ounce):	$598	$483

Production costs per tonne in the third quarter of 2017 increased when compared to the prior-year period due to lower throughput levels. Production costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower production.

Minesite costs per tonne in the third quarter of 2017 increased when compared to the prior-year period due to the reason described above. Total cash costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to the reason described above.

Goldex Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
All results exclude pre-commercial production tonnes and ounces	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	1,803	1,965
Tonnes of ore milled per day	6,604	7,173
Gold grade (g/t)	1.54	1.66
Gold production (ounces)	83,873	96,534
Production costs per tonne (C$)	$36	$32
Minesite costs per tonne (C$)	$36	$32
Production costs per ounce of gold produced ($ per ounce):	$587	$498
Total cash costs per ounce of gold produced ($ per ounce):	$576	$501

Production costs per tonne for the first nine months of 2017 increased when compared to the prior-year period primarily due to lower throughput levels (after deducting pre-commercial production tonnage). Production costs per ounce for the first nine months of 2017 increased when compared to the prior-year period primarily due to lower production (after deducting pre-commercial production ounces).

Minesite costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to lower throughput levels (after deducting pre-commercial production tonnage). Total cash costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower production (after deducting pre-commercial production ounces).

Commercial production was declared for the Deep 1 Zone effective July 1, 2017. To date, two stopes have been mined with positive reconciliation to the block model. Mining activities in the Deep 1 area are expected to continue to ramp up through 2018. Given the successful start-up of Deep 1 and encouraging exploration results, the Company is evaluating the potential to mine a portion of the Deep 2 Zone, which starts below the Deep 1 Zone at 1,200 metres below surface.

Drilling and development is also ongoing on the South Zone, which is accessible from the Deep 1 Zone infrastructure. The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex. The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.

Additional development of drifts will be carried out in the South Zone in the fourth quarter of 2017 along with the collection of a bulk sample. The first test stopes are expected to be developed in the first half of 2018.

The Company acquired the Akasaba West gold-copper deposit in January 2014. Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using the extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

The Quebec Bureau des Audiences Publiques sur l’Environnement report on the Akasaba project was made public on June 2, 2017. The report deemed the Akasaba West project acceptable under certain conditions. Provincial Ministry recommendations are expected in December 2017, and delivery of the decree is expected in January 2018. Federal Ministry recommendations are expected in February 2018, and delivery of a Federal decree is expected in April 2018. Given the updated permitting timeline, the Company now expects start-up of the project in 2020, not late 2019 as was previously expected.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with strong geological potential. With the Company’s largest producing mine (Meadowbank) and two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, the Company believes Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Higher Grades Continue to Drive Strong Quarterly Production

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	939	961
Tonnes of ore milled per day	10,207	10,450
Gold grade (g/t)	3.16	2.57
Gold production (ounces)	86,821	72,731
Production costs per tonne (C$)	$82	$81
Minesite costs per tonne (C$)	$82	$75
Production costs per ounce of gold produced ($ per ounce):	$697	$821
Total cash costs per ounce of gold produced ($ per ounce):	$661	$746

Production costs per tonne in the third quarter of 2017 were essentially the same when compared to the prior-year period. Production costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the third quarter of 2017 increased when compared to the prior-year period due to lower tonnage. Total cash costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to the reason described above.

Meadowbank Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	2,861	2,900
Tonnes of ore milled per day	10,480	10,585
Gold grade (g/t)	3.18	2.54
Gold production (ounces)	267,480	217,444
Production costs per tonne (C$)	$77	$75
Minesite costs per tonne (C$)	$76	$75
Production costs per ounce of gold produced ($ per ounce):	$631	$767
Total cash costs per ounce of gold produced ($ per ounce):	$602	$774

Production costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to slightly lower throughput and less stripping cost being capitalized. Production costs per ounce for the first nine months of 2017 decreased when compared to the prior-year period due to due to higher production.

Minesite costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period. Total cash costs per ounce for the first nine months of 2017 decreased when compared to the prior-year period due to higher production.

Given the positive tonnage and grade reconciliation with the Vault deposit block model, the Company now expects to extend production activities at Meadowbank through year-end 2018. Additional opportunities are being evaluated in order to further extend production into 2019. Further information will be provided with the production guidance in February 2018.

Amaruq  Satellite  Deposit  —  Drilling  Extends  Whale  Tail  Deposit  at  Depth  and Demonstrates Continuity and Improving Grades in the Eastern V Zone

Agnico Eagle has a 100% interest in the Amaruq satellite deposit, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 116,717-hectare property, almost adjacent to the 77,411-hectare Meadowbank property.

At December 31, 2016, the Amaruq property contained an open pit indicated mineral resource of 2.1 million ounces of gold (16.9 million tonnes grading 3.88 g/t gold); an open pit inferred mineral resource of 763,000 ounces of gold (4.9 million tonnes grading 4.81 g/t gold); and an underground inferred mineral resource of 1.4 million ounces of gold (6.8 million tonnes grading 6.22 g/t gold).

Development of the Amaruq property has been approved by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill, pending the receipt of the required permits.

Agnico Eagle is working closely with the Nunavut Impact Review Board (“NIRB”) and the Nunavut Water Board (“NWB”) on the Whale Tail joint permitting process.   The final public hearing with NIRB was conducted from September 19 to 22, and the final NWB hearing was conducted from September 26 to 27.  The NIRB final recommendation to the Indigenous and Northern Affairs Canada Minister is expected by November 6, 2017.  The Whale Tail pit permitting remains on schedule and permits are expected by the third quarter of 2018.

The Company expects a conventional open pit mining operation to begin on the Whale Tail deposit in the third quarter of 2019.  Other satellite deposits, such as the V Zone, are being evaluated and considered for future development and will require additional permitting.  The planned Whale Tail pit currently extends to a depth of approximately 250 metres and is open for expansion.

For additional technical details on the project see the Company’s news releases dated February 15, 2017 and July 26, 2017.

The second phase of the 2017 Amaruq drill program commenced in July and initial results from the program were reported in the Company’s news release dated September 5, 2017.  Drilling is targeting extensions of the Whale Tail deposit and V Zone, testing the continuity of the new Tugak structure and determining the source of the gold-bearing boulders discovered in 2014 north of Mammoth Lake.  In the third quarter of 2017, the Company drilled an additional 35,321 metres in 143 drill holes at the Amaruq project. The total drilling from the start of the year to the end of September is 89,217 metres (453 holes).

Selected recent intercepts from the project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map; the pierce points are shown on the Amaruq project composite longitudinal section and the drill hole collar coordinates

are  set  out  in  a  table  below.    All  intercepts  reported  for  the  Amaruq  project  show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit, the V Zone and regional targets, Amaruq project

				Depth
				of
				midpoint			Gold
				below	Estimated	Gold grade	grade
		From	To	surface	true width	(g/t)	(g/t)
Drill hole	Zone	(metres)	(metres)	(metres)	(metres)	(uncapped)	(capped)*
AMQ17-1433E	WT	694.0	756.3	627	16.1	7.3	7.3
including		726.4	750.0	637	8.0	10.6	10.6
AMQ17-1436B	WT	1,051.5	1,067.0	915	5.3	5.0	5.0
AMQ17-1448	V Zone	493.5	499.0	447	4.8	5.5	5.5
And	V Zone	543.5	550.4	492	6.5	5.5	5.5
AMQ17-1450	I/V east	182.4	185.4	161	2.8	34.4	31.1
AMQ17-1460	I/V east	192.1	195.4	161	2.9	247.3	10.1
AMQ17-1475**	V Zone	647.2	657.5	610	9.0	8.5	8.5
AMQ17-1484	Tugak	193.0	196.5	141	1.2	107.9	13.6
AMQ17-1504	V Zone	336.9	341.3	313	4.0	5.3	5.3
and	V Zone	418.5	425.5	389	6.1	5.6	5.6
AMQ17-1510	V Zone	448.9	453.4	402	4.2	12.1	12.1
and	V Zone	566.6	572.5	508	5.3	6.4	6.4
AMQ17-1517	V Zone	480.3	487.9	452	6.2	49.8	20.6
AMQ17-1527	V Zone	370.0	376.5	346	5.9	22.1	18.1
AMQ17-1532	Mammoth region	191.0	195.0	145	3.5	15.4	7.7
AMQ17-1537	V Zone	506.5	513.5	471	6.3	8.8	8.8

*                                         Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.   Holes at the IVR deposit (including the I and V Zones), Tugak, Buffalo and Mammoth 3 use a capping factor of 60 g/t gold.

**                                  Hole AMQ17-1475 was previously reported in the Company’s news release dated September 5, 2017.

Amaruq project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
	UTM	UTM	Elevation (metres above		Dip	Length
Drill hole ID	North	East	sea level)	Azimuth	(degrees)	(metres)
AMQ17-1433E	7255052	606661	161	322	-64	846
AMQ17-1436B	7255139	606898	153	322	-63	1,142

	Drill collar coordinates*
	UTM	UTM	Elevation (metres above		Dip	Length
Drill hole ID	North	East	sea level)	Azimuth	(degrees)	(metres)
AMQ17-1448	7256150	607582	162	331	-67	577
AMQ17-1450	7257014	607439	158	324	-61	245
AMQ17-1460	7257012	607389	157	324	-53	209
AMQ17-1475	7256136	607650	162	327	-74	688
AMQ17-1484	7254230	601215	166	324	-47	201
AMQ17-1504	7256122	607445	161	324	-70	492
AMQ17-1510	7256022	607574	164	324	-65	606
AMQ17-1517	7256124	607505	161	315	-69	523
AMQ17-1527	7256126	607371	160	325	-70	447
AMQ17-1532	7253867	604593	156	317	-50	225
AMQ17-1537	7255992	607419	160	323	-68	672

*                                         Coordinate System UTM83 Z14

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

[Amaruq Project V Zone Cross Section]

V Zone

The V Zone consists of a series of parallel stacked quartz vein structures striking northeast and dipping to the southeast from near surface to as deep as 610 metres below surface locally.  New intercepts demonstrate that the dip of the V Zone structures steepen with depth, ranging from 30 degrees near surface to 60 degrees at depth as shown by the Amaruq Project V Zone cross section; the steeper orientation of the deep structures would allow for an improved underground mine design.  The V Zone remains open along strike and at depth.

Many of the intercepts reported recently are beneath and southeast of the current V Zone mineral resources. Infill drilling in this area has demonstrated very good continuity of mineralization and improving grades. Several recent holes encountered high-grade gold intervals between 300 and 500 metres depth, in the area between the current mineral resources outline and hole AMQ17-1475 (previously reported in the Company’s news release dated July 26, 2017) with an intercept at 610 metres depth. For example, hole AMQ17-1527 returned 18.1 g/t gold over 5.9 metres at 346 metres depth, while hole AMQ17-1517 returned 20.6 g/t gold over 6.2 metres at 452 metres depth and hole AMQ17-1537 returned 8.8 g/t gold over 6.3 metres at 471 metres depth.

Hole AMQ17-1504 encountered two distinct mineralized structures in this area consisting of 5.3 g/t gold over 4.0 metres at 313 metres depth and 5.6 g/t gold over 6.1 metres at 389 metres depth. Two other nearby holes intersected what appears to be the same two distinct mineralized layers at greater depths: hole AMQ17-1448 (collared 140 metres east of hole -1504) intersected 5.5 g/t gold over 4.8 metres at 447 metres depth and 5.5 g/t gold over 6.5 metres at 492 metres depth, while hole AMQ17-1510 (collared 160 metres southeast of hole -1504) intersected 12.1 g/t gold over 4.2 metres at 402 metres depth and 6.4 g/t gold over 5.3 metres at 508 metres depth.

The current results from the deep area east of V Zone are expected to have a positive effect on the year-end 2017 underground mineral resource estimate for Amaruq. Follow-up drilling continues in this area, and more results are expected before the end of the year.

Recent drilling appears to show that the I Zone is parallel to, and part of, the lowermost V Zone structures, as shown by intersections at less than 100 metres depth. The I Zone was discovered in 2013, and outcrops approximately 200 metres northwest of the planned V Zone pit. Since late 2015, the V Zone has been shown to consist of an increasing number of northeast-striking mineralized structures, and the I Zone is now considered to be another of these structures.

Approximately 500 metres northeast of the planned V Zone pit are two recent intercepts, which may also be related to the I and V Zones. Hole AMQ17-1450 intersected 31.1 g/t gold over 2.8 metres at 161 metres depth, and nearby hole AMQ17-1460 intersected 10.1 g/t gold over 2.9 metres at 161 metres depth.

Whale Tail

The directional drilling program continues at depth below the proposed Whale Tail pit. Hole AMQ17-1433E has been drilled to approximately 730 metres depth; this hole identified significant deep mineralization, returning 7.3 g/t gold over 16.1 metres at 627 metres depth, including a high grade zone of 10.6 g/t gold over 8.0 metres. These intercepts extend the mineralization by approximately 50 metres to the west at this depth.

Almost 300 metres below this long intercept, hole AMQ17-1436B intersected 5.0 g/t gold over 5.3 metres at 915 metres depth; this represents the deepest drill intercept within

Whale Tail to date, extending the depth of the deposit by approximately 185 metres (approximately 25%). To date, the Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth; it remains open at depth and along strike.

Regional Targets

The Tugak showing, west of Mammoth Lake and approximately 4.5 kilometres west of the planned Whale Tail pit, was discovered in summer 2017 and first reported in the Company’s news release dated September 5, 2017. Drilling on Tugak to date has included 28 holes (5,200 metres). Recent results include hole AMQ17-1484 that intersected 13.6 g/t gold over 1.2 metres at 141 metres depth. A follow-up drill program will be carried out on the showing in 2018.

Close to the southern shore of Mammoth Lake is a new showing that may represent the source of the quartz vein, gold- and sulphide-bearing glacial boulders discovered in 2014 on the north side of the lake. A recent hole drilled in this area, AMQ17-1532, intersected 7.7 g/t gold over 3.5 metres at 145 metres depth.

This showing is located approximately 1.4 kilometres southwest of the planned Whale Tail pit. The mineralized boulders were found in three boulder trains stretching from 900 to at least 2,800 metres to the northwest, north and northeast of the Mammoth 3 showing. The significance of this showing will be investigated with further drilling in 2018.

Future Activities

The second phase of 2017 drilling at Amaruq began in July, with a supplemental budget of $4.6 million (18,500 metres) to continue the drilling campaign well into the fourth quarter of this year. This is the first time drilling is possible year-round at Amaruq due to the completion in August of the 64-kilometre all-weather exploration road.

Drilling will continue until mid-December. The V Zone is being explored at depth by one drill rig. Two more rigs are continuing the deep drilling program at Whale Tail in order to confirm and extend the mineralization along strike and at depth, and further demonstrate the potential for underground resources at Amaruq. Three rigs have begun delineation drilling near surface in the western part of the Whale Tail deposit.

The total initial capital cost of the Amaruq project remains unchanged at $330 million. Capital spending for 2017 has been accelerated by approximately $24 million (total capital in 2017 at Amaruq is now estimated at approximately $100 million). The accelerated expenditure will be used to fund the relocation and installation of existing Vault infrastructure from Meadowbank, technical studies and the procurement of additional materials and equipment. The Amaruq exploration ramp has been permitted and construction of the ramp is expected to begin before year-end 2017.

Two long-haul trucks and trailers to be used for ore transport from Amaruq to the Meadowbank mill have arrived at the Meadowbank site. These units (from different manufacturers) will undergo immediate testing so that a procurement decision for the rest of the haulage fleet can be made in early 2018.

Amaruq site infrastructure engineering is 40% complete, while mill modification engineering is 36% complete and earthwork engineering is 25% complete.

Meliadine Project — Construction Activities Remain on Schedule and on Budget; Enclosure of Key Buildings Expected in November 2017

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is one of Agnico Eagle’s largest gold projects in terms of mineral resources. The Company owns 100% of the 111,757 hectare property.

In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project. The mine is expected to begin operations in the third quarter of 2019, and the current mine plan will be focused on the Tiriganiaq and nearby Wesmeg-Normeg mineralized zones that will be accessed from the Tiriganiaq underground infrastructure.

At December 31, 2016, the Meliadine property was estimated to hold proven and probable mineral reserves of 3.4 million ounces of gold (14.5 million tonnes grading 7.32 g/t gold), indicated mineral resources of 3.3 million ounces of gold (20.8 million tonnes grading 4.95 g/t gold) and inferred mineral resources of 3.6 million ounces of gold (14.7 million tonnes grading 7.51 g/t gold). In addition, there are numerous other known gold occurrences along the 80-kilometre-long greenstone belt that require further evaluation.

For additional technical details on the project see the Company’s news release dated February 15, 2017.

Update on Meliadine Development Activities in the Third Quarter of 2017

Construction and development activities at the Meliadine project remain on schedule and on budget. The construction management team is now fully staffed, and at the end of the third quarter of 2017, engineering was approximately 89% complete.

Surface construction activities are progressing well with outside cladding and roofing expected to be completed on the mill facility, multi-service building and powerhouse in November 2017.

Underground development for 2017 is on plan, and critical mining equipment, which was received during the 2017 summer sealift, is currently being commissioned. During the third quarter, approximately 1,265 metres of underground development was completed. In the first nine months of 2017, approximately 3,789 metres of development has been completed (a total of approximately 5,600 metres of development is planned for 2017).

The second underground portal is expected to be completed by mid-November 2017, and the ramp to this portal is progressing from underground. Installation of underground ventilation and heating continues and is expected to be completed by the first quarter of 2018.

At the laydown area in Rankin Inlet, installation of the 13.5 million litre fuel tank is complete and the first delivery of fuel occurred in mid-October 2017. Construction of a second larger fuel tank is well advanced with completion expected in 2018. The Rankin Inlet bypass road is expected to be completed before the 2018 barge season.

The total initial capital cost of the Meliadine project remains unchanged at $900 million. Given the construction progress achieved to date, capital spending for 2017 has been accelerated by approximately $12 million. The total capital budget for 2017 is now approximately $372 million.

The Company believes that there is good potential to create additional value both at the mine and on the large regional land package at Meliadine. Opportunities currently being evaluated include:

•                  Optimization of the current mine plan (both the underground plan and advancement of phase 2 pit development)

•                  Minesite exploration upside through mineral resource conversion and expansion of known mineralized zones (conversion drill programs are underway on the Wesmeg, Normeg and Tiriganiaq deposits)

•                  Testing potential extensions of the mineralization at depth outside the mineral resource model (most mineralized zones are open below a depth of 450 metres)

•                  Potential for the discovery of new deposits along the 80-kilometre-long greenstone belt. Regional exploration programs are expected to ramp up once the mine starts production in 2019

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves. Exploration activities continue to expand the mineral reserves and mineral resources and the Company is evaluating the potential to cost-effectively increase the production rate. In Sweden, the Company has a 55% interest in the Barsele exploration project.

Kittila — Drilling confirms Mineral Reserves in Sisar Top and Rimpi Deep areas; Expansion of Sisar Central and Roura Zones

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	429	445
Tonnes of ore milled per day	4,659	4,837
Gold grade (g/t)	4.15	4.39
Gold production (ounces)	50,415	54,835
Production costs per tonne (EUR)	$76	$75
Minesite costs per tonne (EUR)	$77	$73
Production costs per ounce of gold produced ($ per ounce):	$750	$683
Total cash costs per ounce of gold produced ($ per ounce):	$753	$663

Production costs per tonne in the third quarter of 2017 were essentially the same when compared to the prior-year period. Production costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower production.

Minesite costs per tonne in the third quarter of 2017 increased when compared to the prior-year period due to lower throughput levels. Total cash costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to the reason described above.

Kittila Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore milled (thousands of tonnes)	1,291	1,266
Tonnes of ore milled per day	4,728	4,621
Gold grade (g/t)	4.09	4.27
Gold production (ounces)	149,192	149,171
Production costs per tonne (EUR)	$76	$76
Minesite costs per tonne (EUR)	$76	$75
Production costs per ounce of gold produced ($ per ounce):	$738	$721
Total cash costs per ounce of gold produced ($ per ounce):	$739	$712

Production costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period. Production costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to the timing of inventory.

Minesite costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period. Total cash costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to the reason described above.

The main target of exploration at Kittila continues to be the Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization. Sisar has been located between approximately 775 metres and 1,910 metres below surface, forming a roughly triangular shape that remains open at depth and along strike to the north and south. The initial mineral reserves in the Sisar Zone were estimated as of December 31, 2016 as part of the total Kittila mineral reserves estimate. Exploration results for Kittila were last reported in the Company’s news release dated July 26, 2017.

The main exploration ramp to the north is now completed and is being used for testing the extensions of the Roura and Rimpi Zones. Two internal ramps are being driven southward off the main exploration ramp for converting Sisar Zone and Rimpi deep mineral resources between 800 and 1,000 metres below surface.

In the third quarter of 2017, 17 holes (5,900 metres) were drilled in the Sisar Top and Central Zones; assays are pending for many of the holes.

Selected recent drill results are set out in the table below followed by a table showing the drill hole collar coordinates. Pierce points for these holes are shown on the Kittila Composite Longitudinal Section. All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar Zone (Roura) and Main Zone and conversion drill results from the Rimpi Deep area at the Kittila mine

				Depth of
				midpoint
				below	Estimated	Gold grade
		From	To	surface	true width	(g/t)
Drill hole	Zone	(metres)	(metres)	(metres)	(metres)	(uncapped)
RIE17-611B	Sisar Top	172.2	187.0	1,012	12.3	3.7
RIE17-612	Sisar Top	177.0	199.0	1,023	11.7	4.2
ROD15-705E	Sisar Central	731.5	735.0	1,390	1.7	4.0
ROD17-700D	Main - Roura	537.8	548.6	1,246	4.2	9.2
and	Sisar Central	728.4	732.4	1,377	1.8	7.2
ROD17-700E	Main - Roura	523.0	532.2	1,226	4.7	4.7
ROD17-700F	Main - Roura	520.0	526.9	1,220	4.4	3.5
VUG17-513	Main - Rimpi	102.0	111.0	953	6.4	7.0
and	Main - Rimpi	119.0	149.0	963	21.7	5.7
VUG17-514	Main - Rimpi	81.0	89.0	917	7.2	3.7
and	Main - Rimpi	93.0	107.0	918	12.6	7.9

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
			Elevation
			(metres above	Azimuth	Dip	Length
Drill hole ID	UTM North	UTM East	sea level)	(degrees)	(degrees)	(metres)
RIE17-611B	7538569	2558761	-689	088	-35	270
RIE17-612	7538568	2558761	-689	105	-38	300
ROD15-705E	7538599	2558634	-573	087	-64	860
ROD17-700D	7538498	2558632	-557	089	-70	896
ROD17-700E	7538498	2558632	-557	089	-70	840
ROD17-700F	7538498	2558632	-557	089	-70	795

	Drill collar coordinates*
			Elevation
			(metres above	Azimuth	Dip	Length
Drill hole ID	UTM North	UTM East	sea level)	(degrees)	(degrees)	(metres)
VUG17-513	7539229	2558643	-690	061	-26	260
VUG17-514	7539226	2558643	-689	105	-5	213

*              Finnish Coordinate System KKJ Zone 2

[Kittila - Composite Longitudinal Section]

For the purposes of description, the Sisar Zone has been divided into two depths, referred to as “Sisar Top” (approximately 775 to 1,100 metres below surface) and “Sisar Central” (approximately 1,100 to 1,400 metres below surface). Some of the Sisar mineralized lenses extend between the Sisar Top and Sisar Central Zones.

Recent intercepts at approximately 1,000 metres below surface have confirmed the mineral reserves and mineral resources in the Sisar Top Zone. Hole RIE17-612, which intersected 4.2 g/t gold over 11.7 metres at 1,023 metres depth, shows the potential of the as-yet undrilled gap between Roura and Rimpi.

The results of the deep exploration drilling campaign intersected the Sisar Central Zone at close to 1,400 metres depth with encouraging grades over narrow widths. Hole ROD17-700D intersected 7.2 g/t gold over 1.8 metres at 1,377 metres depth and hole ROD15-705E intersected 4.0 g/t gold over 1.7 metres at 1,390 metres depth.

Deep exploration continues to extend the Roura Main Zone mineralization northward at approximately 1,250 metres depth with several high grade intercepts 10 to 20 metres apart, such as hole ROD17-700D that intersected 9.2 g/t gold over 4.2 metres at 1,246 metres depth.

The underground conversion drilling campaign continues in the Rimpi Deep area, drilling from the exploration ramp. Two recent holes intersected significant grades and thicknesses between 915 and 970 metres depth, confirming that the Rimpi mineralization has a very thick core and narrower edges. Hole VUG17-513 intersected 7.0 g/t gold over 6.4 metres at 953 metres depth and 5.7 g/t gold over 21.7 metres at 963 metres depth, while 80 metres to the north, hole VUG17-514 intersected 3.7 g/t gold over 7.2 metres at 917 metres depth and 7.9 g/t gold over 12.6 metres at 918 metres depth.

In 2017, approximately $7.9 million will be spent on deep drilling at Kittila (which includes the Sisar Zone). The goal of this program is to expand the mineral resources to the north of the current mine plan and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

The Company is evaluating increasing throughput rates at Kittila to 2.0 million tonnes per annum (an increase of approximately 25%). The Company expects that this increased mining rate scenario could be supported by the development of the Rimpi and Sisar Zones. The Company expects to provide an update on its progress with its 2017 year-end results.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Northern Mexico, with two operations (Pinos Altos and Creston Mascota) in Chihuahua State and the La India mine in Sonora State. These operations have been the source of increasing precious metals production (gold and silver), stable operating costs and strong free cash flow since Pinos Altos opened in 2009.

Pinos Altos — New Silver Flotation Circuit Nearing Steady State

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009. Pinos Altos is an open pit and underground mine that produces gold and silver dore from conventional milling and also a heap leach process.

Pinos Altos Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore processed (thousands of tonnes)	587	597
Tonnes of ore processed per day	6,380	6,489
Gold grade (g/t)	2.65	2.68
Gold production (ounces)	46,897	48,512
Production costs per tonne	$44	$59
Minesite costs per tonne	$51	$49
Production costs per ounce of gold produced ($ per ounce):	$545	$731
Total cash costs per ounce of gold produced ($ per ounce):	$376	$343

Production costs per tonne in the third quarter of 2017 decreased when compared to the prior-year period due to the timing of inventory. Production costs per ounce in the third quarter of 2017 decreased when compared to the prior-year period due to the reason described above.

Minesite costs per tonne in the third quarter of 2017 increased when compared to the prior-year period due to lower tonnage processed. Total cash costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower gold production and lower by-product revenues.

Pinos Altos Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore processed (thousands of tonnes)	1,760	1,704
Tonnes of ore processed per day	6,447	6,219
Gold grade (g/t)	2.67	2.80
Gold production (ounces)	140,453	146,087
Production costs per tonne	$44	$52
Minesite costs per tonne	$48	$49
Production costs per ounce of gold produced ($ per ounce):	$555	$603
Total cash costs per ounce of gold produced ($ per ounce):	$369	$345

Production costs per tonne for the first nine months of 2017 decreased when compared to the prior-year period primarily due to higher tonnes processed and timing of inventory. Production costs per ounce for the first nine months of 2017 decreased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period. Total cash costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower production.

In late June, a new silver flotation circuit was commissioned at the Pinos Altos mill complex. The new circuit is nearing steady state production and is expected to result in approximately a 10-12% increase in overall silver recovery.

Work is underway to expand the underground paste fill plant with commissioning expected by year-end 2017. Detailed engineering is also underway for an expansion of the heap leach facility.

At the Sinter deposit, final permitting activities are underway, and a potential production decision could be announced with the 2017 year-end results. Elsewhere, additional drilling is planned to further evaluate the underground potential at Cubiro, and surface potential at Reyna de Plata.

Creston Mascota — Drilling Continues to Extend Mineralization at Madrono

The Creston Mascota, open-pit, heap leach mine, has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore processed (thousands of tonnes)	518	506
Tonnes of ore processed per day	5,630	5,500
Gold grade (g/t)	1.54	1.17
Gold production (ounces)	11,054	12,134
Production costs per tonne	$15	$14
Minesite costs per tonne	$15	$14
Production costs per ounce of gold produced ($ per ounce):	$709	$578
Total cash costs per ounce of gold produced ($ per ounce):	$632	$493

Production costs per tonne in the third quarter of 2017 were essentially the same when compared to the prior-year period.Production costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower gold production resulting from lower recoveries and higher contractor costs.

Minesite costs per tonne in the third quarter of 2017 were essentially the same when compared to the prior-year period. Total cash costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower gold production resulting from lower recoveries and higher contractor costs.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore processed (thousands of tonnes)	1,638	1,595
Tonnes of ore processed per day	6,000	5,821
Gold grade (g/t)	1.28	1.10
Gold production (ounces)	34,372	36,083
Production costs per tonne	$14	$12
Minesite costs per tonne	$14	$12
Production costs per ounce of gold produced ($ per ounce):	$645	$538
Total cash costs per ounce of gold produced ($ per ounce):	$568	$474

Production costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to higher contractor costs. Production costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower gold production resulting from lower recoveries and the reason described above.

Minesite costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to reason described above. Total cash costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower gold production resulting from lower recoveries and the reason described above.

Exploration drilling in the third quarter of 2017 focused on the Madrono Zone, immediately southeast of the Creston Mascota pit, including 10,240 metres of conversion, step-out and exploration drilling in 65 holes. Drilling results for Madrono were last reported in the Company’s news release dated July 26, 2017.

Selected recent drill results from the Madrono Zone and drill hole collar coordinates are set out in the tables below. The collars are also located on the Creston Mascota Area Local Geology Map. All intercepts reported for the Madrono Zone show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Madrono Zone at the Creston Mascota mine

				Depth of
				midpoint			Gold		Silver
				below	Estimated	Gold grade	grade	Silver	grade
		From	To	surface	true width	(g/t)	(g/t)	grade (g/t)	(g/t)
Drill Hole	Vein	(metres)	(metres)	(metres)	(m)	(uncapped)	(capped)	(uncapped)	(capped)
MAD17-091	Madrono	161.2	178.6	185	15.8	4.3	3.3	23	23
including		164.0	167.7	181	3.4	5.1	5.1	24	24
and including		174.0	178.6	192	4.2	10.6	6.8	55	55
and	Madrono	241.5	248.9	245	6.7	1.0	1.0	11	11
MAD17-094	Santa Martha / Madrono	153.0	166.0	176	11.3	1.7	1.4	11	11
and	Santa Martha / Madrono	170.7	182.0	199	9.8	1.0	1.0	14	14
and	Santa Martha / Madrono	187.5	200.1	217	10.9	0.9	0.9	12	12
MAD17-096	Madrono	246.3	252.0	224	5.8	3.0	2.4	4	4
MAD17-098	Santa Martha	116.1	133.6	133	16.5	5.8	4.1	68	68
and		137.6	159.5	159	22.0	1.3	1.3	24	24

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution

Holes at the Madrono Zone use a capping factor of 10 g/t gold and 200 g/t silver.

Madrono Zone at Creston Mascota mine exploration drill collar coordinates

	Drill collar coordinates*
			Elevation
			(metres above	Azimuth	Dip	Length
Drill Hole ID	UTM North	UTM East	sea level)	(degrees)	(degrees)	(metres)
MAD17-091	3134857	761600	2,079	000	-45	303
MAD17-094	3134857	761602	2,079	045	-45	246
MAD17-096	3134873	761547	2,061	005	-45	303
MAD17-098	3134743	761729	2,102	050	-45	204

*                  Coordinate System UTM Nad 27 Zone

[Creston Mascota Area Local Geology Map]

The quartz vein systems at Madrono are nearly vertical. While the dominant strike of the veins is to the northwest, there is also a set of steep veins that strike almost east-west. Where these two vein sets intersect, the quartz vein material thickens into steeply plunging shoots including gold and silver. In addition, the north-west-striking veins host shallowly plunging horizontal shoots of gold-bearing quartz, which are possibly flexures caused by fault movement along uneven vein surfaces.

Current drilling in the Madrono Zone is testing the underground potential of the shallowly plunging shoots. Recent results are reported from the Madrono and Santa Martha veins.

Testing the east-west Madrono Vein, hole MAD17-091 (drilling to the north) intercepted two mineralized structures between 185 and 245 metres depth; the upper intercept was 3.3 g/t gold and 23 g/t silver over 15.8 metres at 185 metres depth, including 6.8 g/t gold and 55 g/t silver over 4.2 metres. Approximately 60 metres to the northwest, hole MAD17-096 intersected 2.4 g/t gold and 4.0 g/t silver over 5.8 metres at 224 metres depth. These two holes lie between intercepts reported in the Company’s news release dated July 26, 2017, showing continuity of the Madrono Vein structure at depths between 70 and 245 metres below surface over a strike length of 480 metres.

In the northwest-striking Santa Martha Vein, hole MAD17-098 intersected 4.1 g/t gold and 68 g/t silver over 16.5 metres at 133 metres depth and 1.3 g/t gold and 24 g/t silver over 22.0 metres at 159 metres depth. Approximately 170 metres to the northwest, hole MAD17-094 (with the same collar position as hole MAD17-091 but drilling to the northeast) had three wide intercepts in the Santa Martha Vein between 176 and 217 metres depth, almost in its junction with the Madrono Vein, including 1.4 g/t gold and 11 g/t silver over 11.3 metres at 176 metres depth. These intercepts confirm the thicknesses and locally high gold and silver grades in the Santa Martha Vein over a strike length of 800 metres between 100 and 200 metres depth.

The recent Madrono results lie in a former gap between the Madrono and Santa Martha veins, and show the location where the two vein systems intersect; the Madrono Zone continues to be open at depth.

The results of the current drill program have the potential to increase the gold and silver grades of the Madrono Zone and consequently increase the mineral resources at Creston Mascota.

Drilling is also continuing on the Bravo Zone with the goal of increasing and upgrading the mineral resource. In addition a new access road at Bravo is approximately 75% completed. This road could ultimately be used for pre-stripping activities on the zone.

La India — Exploration Remains Focused on Expanding Mineral Reserves and Mineral Resources Close to Current Mining Areas

The La India, open-pit, heap leach mine, in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore processed (thousands of tonnes)	1,542	1,366
Tonnes of ore processed per day	16,761	14,848
Gold grade (g/t)	0.69	0.78
Gold production (ounces)	25,143	30,779
Production costs per tonne	$10	$9
Minesite costs per tonne	$11	$11
Production costs per ounce of gold produced ($ per ounce):	$637	$396
Total cash costs per ounce of gold produced ($ per ounce):	$657	$400

Production costs per tonne in the third quarter of 2017 were essentially the same when compared to the prior-year period. Production costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower gold production, higher contractor costs and the timing of inventory.

Minesite costs per tonne in the third quarter of 2017 were the same when compared to the prior-year period. Total cash costs per ounce in the third quarter of 2017 increased when compared to the prior-year period due to lower gold production from lower grades, lower by-product revenues and higher contractor costs.

La India Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Tonnes of ore processed (thousands of tonnes)	4,273	4,297
Tonnes of ore processed per day	15,652	15,682
Gold grade (g/t)	0.69	0.79
Gold production (ounces)	75,650	86,448
Production costs per tonne	$10	$8
Minesite costs per tonne	$10	$9
Production costs per ounce of gold produced ($ per ounce):	$583	$406
Total cash costs per ounce of gold produced ($ per ounce):	$547	$381

Production costs per tonne for the first nine months of 2017 increased when compared to the prior-year period due to higher contractor costs to accelerate open pit mine development, higher maintenance costs, higher ore and waste haulage costs as a result of longer trucking distances from the Main Zone pit and timing of inventory. Production costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne for the first nine months of 2017 were essentially the same when compared to the prior-year period. Total cash costs per ounce for the first nine months of 2017 increased when compared to the prior-year period due to lower gold production and by-product revenues.

During the third quarter of 2017, relocation of the overland conveyor and liner installation for an additional heap leach area was completed. These activities are expected to improve processing efficiency. In addition, a 3,000-tonne-per-day mobile crusher was installed which will provide an opportunity to treat incremental ore that was previously being stockpiled.

A powerline has been approved for the La India mine, which will also extend power to neighboring communities. Land negotiation and permitting are in progress with the powerline expected to be in service in 2019.

A second phase of drilling has commenced under the Main Zone to further evaluate the potential to extend mineral reserves and mineral resources below the current pit design. Drilling is also ongoing at the nearby El Realito, Chipriona, Cerro de Oro and El Cochi zones to evaluate the potential to increase mineral reserves and mineral resources in close proximity to the current mining areas.

Given the increases in mineral reserves and mineral resources in 2016 and promising results from ongoing exploration, the Company continues to evaluate location options to construct additional pad capacity.

El Barqueno — Exploration Focus Remains on Testing Satellite Targets and Extending Known Deposits

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014. The 63,997-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central Mexico, approximately 150 kilometres west of the state capital of Guadalajara. Drilling results for El Barqueno were last reported in the Company’s news release dated September 5, 2017.

The El Barqueno project contains a number of known mineralized zones and several prospects. The project contains 301,100 ounces of gold in indicated mineral resources (8.4 million tonnes grading 1.11 g/t gold) and 362,000 ounces of gold in inferred mineral resources (7.2 million tonnes grading 1.56 g/t gold) as of December 31, 2016. The indicated mineral resources are in the Azteca-Zapoteca and Pena de Oro zones, while the inferred mineral resources are in these two zones as well as the Angostura Zone, the Olmeca area (Socorro vein) and the El Rayo prospect.

In the third quarter of 2017, approximately 16,800 metres of drilling (55 holes) was completed with a focus on extending known deposits such as Cuauhtemoc and testing other potential satellites such as Tecolote, El Rayo and Camino. Drilling at Cuauhtemoc has now extended the mineral resources over one kilometre to the west of the Azteca- Zapoteca Zone.

Currently, six rigs are operating on the property, two at El Rayo, one at Cuauhtemoc, one at Pilarica, one at Azteca-Zapoteca and one at Socorro. In addition, negotiations are continuing to finalize short- and long-term surface rights agreements for key areas for future exploration around the project.

Agnico Eagle believes that El Barqueno ultimately has the potential to be developed into a series of open pits utilizing heap leach and/or mill processing, similar to the Pinos Altos mine. The Company is evaluating conceptual mine design scenarios and additional metallurgical testing is continuing at El Barqueno.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS. These data may not be comparable to data reported by other issuers. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.

Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be affected by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the basic net income per share as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results. Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.

This news release also contains information as to estimated future total cash costs per ounce and all-in sustaining costs per ounce. The estimates are based upon the total cash costs per ounce and all-in sustaining costs per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 25, 2017. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “indicate”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated mineral grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq and LaRonde Zone 5, including the timing and funding thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2016 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of

Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice- President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Carol Plummer, Eng., Vice-President, Project Development, Southern Business; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration. Each of them is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101. These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7. Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

SEC guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages for its estimates of mineral reserves and mineral resources.

The assumptions used for the December 2016 mineral reserves estimate at all longer life mines and advanced projects reported by the Company (other than the Meliadine project, the Canadian Malartic mine and the Upper Beaver project) were $1,150 per ounce gold, $16.50 per ounce silver, $0.95 per pound zinc, $2.15 per pound copper and foreign exchange rates of C$1.20 per $1.00, 16.00 Mexican pesos per $1.00 and $1.15 per €1.00 for all mines and projects other than the Lapa and Meadowbank mines in Canada, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine in Mexico.

Due to the shorter remaining mine life for the Lapa and Meadowbank mines, and the Creston Mascota and the Santo Niño pit at the Pinos Altos mine, the foreign exchange rates used were C$1.30 per $1.00 and 16.00 Mexican pesos per $1.00 (other assumptions unchanged). At the Meliadine project, the same assumptions at December 2015 were used to estimate the December 2016 mineral reserves, which were $1,100 per ounce gold and a foreign exchange rate of C$1.16 per $1.00.

The Partnership which owns and operates the Canadian Malartic mine, and CMC, which owns and manages the Upper Beaver project in Kirkland Lake, (each of which are owned by Agnico Eagle (50%) and Yamana (50%)), have estimated the December 2016 mineral reserves of the Canadian Malartic mine and the Upper Beaver project using the following assumptions: $1,200 per ounce gold; a cut-off grade at the Canadian Malartic mine between 0.33 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return for the Upper Beaver project; and a foreign exchange rate of C$1.25 per $1.00.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Date of most recent
Technical Report (NI
Property/Project name	43-101) filed on
and location	SEDAR
LaRonde, LaRonde 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and	March 4, 2010

Date of most recent
Technical Report (NI
Property/Project name	43-101) filed on
and location	SEDAR
Kylmakangas, Finland
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Operating margin(i) by mine:
Northern Business
LaRonde mine	$100,550	$61,587	$225,314	$164,626
Lapa mine	9,825	10,181	24,219	35,424
Goldex mine	18,274	27,834	55,118	72,914
Meadowbank mine	55,324	46,190	175,465	114,253
Canadian Malartic mine(ii)	56,702	55,981	159,525	147,855
Kittila mine	25,662	36,714	77,244	82,879
Southern Business
Pinos Altos mine	29,445	60,699	112,616	144,911
Creston Mascota deposit at Pinos Altos	6,993	10,448	23,164	29,156
La India mine	15,060	23,858	54,532	70,224
Total operating margin(i)	317,835	333,492	907,197	862,242
Amortization of property, plant and mine development	118,312	161,472	379,261	461,761
Exploration, corporate and other	94,521	84,079	248,529	247,433
Income before income and mining taxes	105,002	87,941	279,407	153,048
Income and mining taxes expense	34,047	38,549	70,618	56,878
Net income for the period	$70,955	$49,392	$208,789	$96,170
Net income per share — basic (US$)	$0.31	$0.22	$0.91	$0.43
Net income per share — diluted (US$)	$0.30	$0.22	$0.90	$0.43

Cash flows:
Cash provided by operating activities	$194,066	$282,856	$600,627	$658,016
Cash used in investing activities	$(265,617)	$(142,701)	$(622,748)	$(372,947)
Cash (used in) provided by financing activities	$(12,139)	$11,840	$339,268	$209,746

Realized prices (US$):
Gold (per ounce)	$1,282	$1,332	$1,255	$1,266
Silver (per ounce)	$16.92	$19.52	$17.20	$17.45
Zinc (per tonne)	$2,780	$2,170	$2,736	$1,945
Copper (per tonne)	$6,412	$4,819	$6,158	$4,613

Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	105,860	71,784	256,862	222,280
Lapa mine	17,169	16,242	48,410	59,865
Goldex mine	28,906	32,742	91,914	96,534
Meadowbank mine	86,821	72,731	267,480	217,444
Canadian Malartic mine(ii)	82,097	76,428	235,988	222,543
Kittila mine	50,415	54,835	149,192	149,171
Southern Business
Pinos Altos mine	46,897	48,512	140,453	146,087
Creston Mascota deposit at Pinos Altos	11,054	12,134	34,372	36,083
La India mine	25,143	30,779	75,650	86,448
Total gold (ounces)	454,362	416,187	1,300,321	1,236,455

Silver (thousands of ounces):
Northern Business
LaRonde mine	285	203	894	716
Lapa mine	1	1	3	5
Goldex mine	—	—	1	1
Meadowbank mine	72	59	208	168
Canadian Malartic mine(ii)	80	96	253	260
Kittila mine	4	3	10	8
Southern Business
Pinos Altos mine	695	644	1,923	1,863
Creston Mascota deposit at Pinos Altos	71	55	197	153
La India mine	60	126	262	348
Total silver (thousands of ounces)	1,268	1,187	3,751	3,522

Zinc (tonnes)	1,771	1,010	4,500	2,942
Copper (tonnes)	1,056	1,177	3,235	3,472

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	103,483	78,096	261,645	225,358
Lapa mine	16,843	16,851	48,120	59,598
Goldex mine	28,026	33,275	91,403	95,835
Meadowbank mine	89,923	78,710	272,516	220,320
Canadian Malartic mine(ii)(iv)	74,040	72,950	215,280	210,294
Kittila mine	49,513	55,710	149,623	151,015
Southern Business
Pinos Altos mine	35,704	60,541	128,676	156,052
Creston Mascota deposit at Pinos Altos	10,763	12,655	33,803	36,617
La India mine	23,781	26,050	75,712	79,963
Total gold (ounces)	432,076	434,838	1,276,778	1,235,052

Silver (thousands of ounces):
Northern Business
LaRonde mine	296	225	903	724
Lapa mine	—	—	6	1
Goldex mine	—	1	1	1
Meadowbank mine	54	53	190	162
Canadian Malartic mine(ii)(iv)	85	87	239	236
Kittila mine	4	3	9	8
Southern Business
Pinos Altos mine	550	812	1,742	1,989
Creston Mascota deposit at Pinos Altos	63	38	183	134
La India mine	51	91	266	301
Total silver (thousands of ounces):	1,103	1,310	3,539	3,556

Zinc (tonnes)	1,314	1,374	5,095	2,652
Copper (tonnes)	1,157	1,201	3,271	3,521

Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine(vi)	$505	$718	$604	$698
Lapa mine	706	743	757	685
Goldex mine(vii)	598	484	576	501
Meadowbank mine	671	761	614	787
Canadian Malartic mine(ii)	592	637	575	617
Kittila mine	755	664	740	713
Southern Business
Pinos Altos mine	630	612	606	575
Creston Mascota deposit at Pinos Altos	717	583	660	551
La India mine	698	482	608	453
Weighted average total cash costs per ounce of gold produced	$623	$652	$622	$649

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine(vi)	$328	$541	$413	$537
Lapa mine	706	743	755	684
Goldex mine(vii)	598	483	576	501
Meadowbank mine	661	746	602	774
Canadian Malartic mine(ii)	577	613	558	597
Kittila mine	753	663	739	712
Southern Business
Pinos Altos mine	376	343	369	345
Creston Mascota deposit at Pinos Altos	632	493	568	474
La India mine	657	400	547	381
Weighted average total cash costs per ounce of gold produced	$546	$575	$547	$580

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement.  As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The LaRonde mine’s per ounce of gold produced calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii) The Goldex mine’s per ounce of gold produced calculations exclude 8,041 ounces for the nine months ended September 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at September 30,	As at December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$855,466	$539,974
Short-term investments	10,182	8,424
Restricted cash	420	398
Trade receivables	7,744	8,185
Inventories	511,327	443,714
Available-for-sale securities	123,181	92,310
Fair value of derivative financial instruments	24,733	364
Other current assets	174,968	136,810
Total current assets	1,708,021	1,230,179
Non-current assets:
Restricted cash	806	764
Goodwill	696,809	696,809
Property, plant and mine development	5,389,334	5,106,036
Other assets	80,230	74,163
Total assets	$7,875,200	$7,107,951
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$383,061	$228,566
Reclamation provision	10,160	9,193
Interest payable	26,373	14,242
Income taxes payable	20,058	35,070
Finance lease obligations	3,483	5,535
Current portion of long-term debt	—	129,896
Fair value of derivative financial instruments	—	1,120
Total current liabilities	443,135	423,622
Non-current liabilities:
Long-term debt	1,372,409	1,072,790
Reclamation provision	296,591	265,308
Deferred income and mining tax liabilities	813,448	819,562
Other liabilities	30,066	34,195
Total liabilities	2,955,649	2,615,477
EQUITY
Common shares:
Outstanding — 232,312,281 common shares issued, less 639,127 shares held in trust	5,262,855	4,987,694
Stock options	185,189	179,852
Contributed surplus	37,254	37,254
Deficit	(604,288)	(744,453)
Accumulated other comprehensive income	38,541	32,127
Total equity	4,919,551	4,492,474
Total liabilities and equity	$7,875,200	$7,107,951

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

REVENUES
Revenues from mining operations	$580,008	$610,863	$1,677,350	$1,639,022

COSTS, EXPENSES AND OTHER INCOME
Production(i)	262,173	277,371	770,153	776,780
Exploration and corporate development	50,106	44,647	109,742	111,132
Amortization of property, plant and mine development	118,312	161,472	379,261	461,761
General and administrative	27,986	21,474	86,494	70,634
Impairment loss on available-for-sale securities	1,432	—	7,246	—
Finance costs	20,298	19,654	57,839	54,846
(Gain) loss on derivative financial instruments	(7,085)	832	(21,540)	(9,459)
Gain on sale of available-for-sale securities	(89)	(1,582)	(168)	(3,500)
Environmental remediation	188	(278)	326	5,655
Foreign currency translation loss	4,322	2,531	7,821	14,818
Other (income) expenses	(2,637)	(3,199)	769	3,307
Income before income and mining taxes	105,002	87,941	279,407	153,048
Income and mining taxes expense	34,047	38,549	70,618	56,878
Net income for the period	$70,955	$49,392	$208,789	$96,170

Net income per share - basic	$0.31	$0.22	$0.91	$0.43
Net income per share - diluted	$0.30	$0.22	$0.90	$0.43

Weighted average number of common shares outstanding (in thousands):
Basic	231,404	224,306	229,696	222,053
Diluted	233,792	227,654	232,016	225,073

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

OPERATING ACTIVITIES
Net income for the period	$70,955	$49,392	$208,789	$96,170
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	118,312	161,472	379,261	461,761
Deferred income and mining taxes	3,245	11,252	(4,895)	(2,069)
Gain on sale of available-for-sale securities	(89)	(1,582)	(168)	(3,500)
Stock-based compensation	9,337	7,427	34,257	25,073
Impairment loss on available-for-sale securities	1,432	—	7,246	—
Foreign currency translation loss	4,322	2,531	7,821	14,818
Other	818	3,531	293	3,599
Adjustment for settlement of reclamation provision	(444)	(297)	(2,739)	(1,931)
Changes in non-cash working capital balances:
Trade receivables	651	(2,456)	441	(185)
Income taxes	3,598	11,458	(15,012)	1,649
Inventories	(63,850)	(11,138)	(72,639)	20,367
Other current assets	(24,428)	10,282	(39,885)	20,426
Accounts payable and accrued liabilities	57,353	29,339	88,727	11,542
Interest payable	12,854	11,645	9,130	10,296
Cash provided by operating activities	194,066	282,856	600,627	658,016

INVESTING ACTIVITIES
Additions to property, plant and mine development	(256,965)	(125,526)	(577,876)	(349,483)
Acquisitions, net of cash and cash equivalents acquired	—	(6,935)	—	(12,434)
Net purchases of short-term investments	(1,763)	(3,053)	(1,758)	(1,358)
Net proceeds from sale of available-for-sale securities and other investments	136	2,183	333	9,461
Purchases of available-for-sale securities and other investments	(7,000)	(9,594)	(43,425)	(19,366)
(Increase) decrease in restricted cash	(25)	224	(22)	233
Cash used in investing activities	(265,617)	(142,701)	(622,748)	(372,947)

FINANCING ACTIVITIES
Dividends paid	(17,563)	(20,896)	(55,790)	(51,094)
Repayment of finance lease obligations	(1,190)	(2,545)	(4,338)	(7,629)
Proceeds from long-term debt	—	—	280,000	125,000
Repayment of long-term debt	—	—	(410,412)	(405,374)
Notes issuance	—	—	300,000	350,000
Long-term debt financing	(156)	(326)	(2,285)	(2,495)
Repurchase of common shares for stock-based compensation plans	(119)	(15)	(24,659)	(15,542)
Proceeds on exercise of stock options	3,865	33,124	34,747	190,551
Common shares issued	3,024	2,498	222,005	26,329
Cash (used in) provided by financing activities	(12,139)	11,840	339,268	209,746
Effect of exchange rate changes on cash and cash equivalents	(4,780)	(1,336)	(1,655)	(404)
Net (decrease) increase in cash and cash equivalents during the period	(88,470)	150,659	315,492	494,411
Cash and cash equivalents, beginning of period	943,936	467,902	539,974	124,150
Cash and cash equivalents, end of period	$855,466	$618,561	$855,466	$618,561

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,771	$6,628	$45,071	$40,048
Income and mining taxes paid	$27,438	$17,738	$96,593	$84,503

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Total Production Costs by Mine	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
(thousands of United States dollars)
LaRonde mine	$39,726	$49,086	$130,732	$135,440
Lapa mine	12,064	12,166	36,713	39,741
Goldex mine	17,659	16,357	49,230	48,026
Meadowbank mine	60,484	59,746	168,859	166,717
Canadian Malartic mine(i)	45,020	47,917	130,273	136,705
Kittila mine	37,787	37,437	110,126	107,519
Pinos Altos mine	25,582	35,457	77,974	88,107
Creston Mascota deposit at Pinos Altos	7,836	7,014	22,175	19,418
La India mine	16,015	12,191	44,071	35,107
Production costs per the condensed interim consolidated statement of income	$262,173	$277,371	$770,153	$776,780

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne (iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)(vi)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		105,345		71,784		256,347		222,280

Production costs	$39,726	$377	$49,086	$684	$130,732	$510	$135,440	$609
Inventory and other adjustments(iv)	13,462	128	2,466	34	24,141	94	19,743	89
Cash operating costs (co-product basis)	$53,188	$505	$51,552	$718	$154,873	$604	$155,183	$698
By-product metal revenues	(18,636)	(177)	(12,718)	(177)	(48,948)	(191)	(35,733)	(161)
Cash operating costs (by-product basis)	$34,552	$328	$38,834	$541	$105,925	$413	$119,450	$537

LaRonde Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(vii)	September 30, 2017				September 30, 2016				September 30, 2017				September 30, 2016
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			582				522				1,661				1,668

Production costs		$39,726		$68		$49,086		$94		$130,732		$79		$135,440		$81
Production costs (C$)	C$	54,305	C$	93	C$	63,178	C$	121	C$	175,103	C$	105	C$	180,633	C$	108
Inventory and other adjustments (C$)(v)		4,405		8		(2,992)		(6)		2,846		2		(931)		—
Minesite operating costs (C$)	C$	58,710	C$	101	C$	60,186	C$	115	C$	177,949	C$	107	C$	179,702	C$	108

Lapa Mine	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)	17,169	16,242	48,410	59,865

Production costs	$12,064	$703	$12,166	$749	$36,713	$758	$39,741	$664
Inventory and other adjustments(iv)	57	3	(97)	(6)	(83)	(1)	1,255	21
Cash operating costs (co-product basis)	$12,121	$706	$12,069	$743	$36,630	$757	$40,996	$685
By-product metal revenues	(5)	—	(5)	—	(99)	(2)	(22)	(1)
Cash operating costs (by-product basis)	$12,116	$706	$12,064	$743	$36,531	$755	$40,974	$684

Lapa Mine	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Per Tonne(iii)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)	134	141	398	463

Production costs	$12,064	$90	$12,166	$86	$36,713	$92	$39,741	$86
Production costs (C$)	C$	15,288	C$	113	C$	15,884	C$	113	C$	48,337	C$	121	C$	52,606	C$	114
Inventory and other adjustments (C$)(v)	(51)	—	(4)	—	(527)	(1)	1,382	3
Minesite operating costs (C$)	C$	15,237	C$	113	C$	15,880	C$	113	C$	47,810	C$	120	C$	53,988	C$	117

Goldex Mine	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Per Ounce of Gold Produced(ii)(viii)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)	28,906	32,742	83,873	96,534

Production costs	$17,659	$611	$16,357	$500	$49,230	$587	$48,026	$498
Inventory and other adjustments(iv)	(381)	(13)	(521)	(16)	(940)	(11)	314	3
Cash operating costs (co-product basis)	$17,278	$598	$15,836	$484	$48,290	$576	$48,340	$501
By-product metal revenues	(6)	—	(13)	(1)	(21)	—	(21)	—
Cash operating costs (by-product basis)	$17,272	$598	$15,823	$483	$48,269	$576	$48,319	$501

Goldex Mine	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Per Tonne(iii)(ix)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)	657	671	1,803	1,965

Production costs	$17,659	$27	$16,357	$24	$49,230	$27	$48,026	$24
Production costs (C$)	C$	22,231	C$	34	C$	21,375	C$	32	C$	64,356	C$	36	C$	63,456	C$	32
Inventory and other adjustments (C$)(v)	427	—	(398)	(1)	(257)	—	335	—
Minesite operating costs (C$)	C$	22,658	C$	34	C$	20,977	C$	31	C$	64,099	C$	36	C$	63,791	C$	32

Meadowbank Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		86,821		72,731		267,480		217,444

Production costs	$60,484	$697	$59,746	$821	$168,859	$631	$166,717	$767
Inventory and other adjustments(iv)	(2,199)	(26)	(4,423)	(60)	(4,622)	(17)	4,497	20
Cash operating costs (co-product basis)	$58,285	$671	$55,323	$761	$164,237	$614	$171,214	$787
By-product metal revenues	(919)	(10)	(1,042)	(15)	(3,284)	(12)	(2,816)	(13)
Cash operating costs (by-product basis)	$57,366	$661	$54,281	$746	$160,953	$602	$168,398	$774

Meadowbank Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2017				September 30, 2016				September 30, 2017				September 30, 2016
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			939				961				2,861				2,900

Production costs	$60,484		$64		$59,746		$62		$168,859		$59		$166,717		$57
Production costs (C$)	C$	77,233	C$	82	C$	77,771	C$	81	C$	221,168	C$	77	C$	217,438	C$	75
Inventory and other adjustments (C$)(v)	9		—		(5,534)		(6)		(2,885)		(1)		311		—
Minesite operating costs (C$)	C$	77,242	C$	82	C$	72,237	C$	75	C$	218,283	C$	76	C$	217,749	C$	75

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		82,097		76,428		235,988		222,543

Production costs	$45,020	$548	$47,917	$627	$130,273	$552	$136,705	$614
Inventory and other adjustments(iv)	3,624	44	756	10	5,513	23	563	3
Cash operating costs (co-product basis)	$48,644	$592	$48,673	$637	$135,786	$575	$137,268	$617
By-product metal revenues	(1,300)	(16)	(1,816)	(24)	(4,166)	(17)	(4,353)	(20)
Cash operating costs (by-product basis)	$47,344	$577	$46,857	$613	$131,620	$558	$132,915	$597

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2017				September 30, 2016				September 30, 2017				September 30, 2016
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,528				2,483				7,564				7,388

Production costs	$45,020		$18		$47,917		$19		$130,273		$17		$136,705		$19
Production costs (C$)	C$	56,303	C$	22	C$	54,737	C$	22	C$	170,167	C$	22	C$	157,080	C$	21
Inventory and other adjustments (C$)(v)	3,787		2		8,463		3		5,658		1		23,206		3
Minesite operating costs (C$)	C$	60,090	C$	24	C$	63,200	C$	25	C$	175,825	C$	23	C$	180,286	C$	24

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		50,415		54,835		149,192		149,171

Production costs	$37,787	$750	$37,437	$683	$110,126	$738	$107,519	$721
Inventory and other adjustments(iv)	264	5	(1,025)	(19)	322	2	(1,127)	(8)
Cash operating costs (co-product basis)	$38,051	$755	$36,412	$664	$110,448	$740	$106,392	$713
By-product metal revenues	(69)	(2)	(62)	(1)	(153)	(1)	(141)	(1)
Cash operating costs (by-product basis)	$37,982	$753	$36,350	$663	$110,295	$739	$106,251	$712

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		429		445		1,291		1,266

Production costs	$37,787	$88	$37,437	$84	$110,126	$85	$107,519	$85
Production costs (€)	€32,734	€76	€33,414	€75	€98,586	€76	€96,378	€76
Inventory and other adjustments (€)(v)	287	1	(1,042)	(2)	65	—	(1,516)	(1)
Minesite operating costs (€)	€33,021	€77	€32,372	€73	€98,651	€76	€94,862	€75

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		46,897		48,512		140,453		146,087

Production costs	$25,582	$545	$35,457	$731	$77,974	$555	$88,107	$603
Inventory and other adjustments(iv)	3,986	85	(5,776)	(119)	7,189	51	(4,125)	(28)
Cash operating costs (co-product basis)	$29,568	$630	$29,681	$612	$85,163	$606	$83,982	$575
By-product metal revenues	(11,937)	(254)	(13,037)	(269)	(33,295)	(237)	(33,586)	(230)
Cash operating costs (by-product basis)	$17,631	$376	$16,644	$343	$51,868	$369	$50,396	$345

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		587		597		1,760		1,704

Production costs	$25,582	$44	$35,457	$59	$77,974	$44	$88,107	$52
Inventory and other adjustments(v)	4,285	7	(6,306)	(10)	7,056	4	(5,426)	(3)
Minesite operating costs	$29,867	$51	$29,151	$49	$85,030	$48	$82,681	$49

Creston Mascota deposit at Pinos Altos	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		11,054		12,134		34,372		36,083

Production costs	$7,836	$709	$7,014	$578	$22,175	$645	$19,418	$538
Inventory and other adjustments(iv)	88	8	55	5	523	15	457	13
Cash operating costs (co-product basis)	$7,924	$717	$7,069	$583	$22,698	$660	$19,875	$551
By-product metal revenues	(937)	(85)	(1,089)	(90)	(3,167)	(92)	(2,769)	(77)
Cash operating costs (by-product basis)	$6,987	$632	$5,980	$493	$19,531	$568	$17,106	$474

Creston Mascota deposit at Pinos Altos	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		518		506		1,638		1,595

Production costs	$7,836	$15	$7,014	$14	$22,175	$14	$19,418	$12
Inventory and other adjustments(v)	22	—	(112)	—	305	—	114	—
Minesite operating costs	$7,858	$15	$6,902	$14	$22,480	$14	$19,532	$12

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		25,143		30,779		75,650		86,448

Production costs	$16,015	$637	$12,191	$396	$44,071	$583	$35,107	$406
Inventory and other adjustments(iv)	1,528	61	2,632	86	1,901	25	4,047	47
Cash operating costs (co-product basis)	$17,543	$698	$14,823	$482	$45,972	$608	$39,154	$453
By-product metal revenues	(1,022)	(41)	(2,526)	(82)	(4,569)	(61)	(6,229)	(72)
Cash operating costs (by-product basis)	$16,521	$657	$12,297	$400	$41,403	$547	$32,925	$381

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,542		1,366		4,273		4,297

Production costs	$16,015	$10	$12,191	$9	$44,071	$10	$35,107	$8
Inventory and other adjustments(v)	1,097	1	2,322	2	779	—	3,140	1
Minesite operating costs	$17,112	$11	$14,513	$11	$44,850	$10	$38,247	$9

Notes:

(i) On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine since the date of acquisition.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi) The LaRonde mine’s per ounce of gold produced calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii) The LaRonde mine’s per tonne calculations exclude 7,709 tonnes and the associated costs related to LaRonde Zone 5 which were processed prior to the achievement of commercial production.

(viii) The Goldex mine’s per ounce of gold produced calculations exclude 8,041 ounces for the nine months ended September 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(ix) The Goldex mine’s per tonne calculations exclude 175,514 tonnes for the nine months ended September 30, 2017 and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
produced, except where noted)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Production costs per the condensed interim consolidated statement of income (thousands of United States dollars)	$262,173	$277,371	$770,153	$776,780
Adjusted gold production (ounces)(i)(ii)	453,847	416,187	1,291,765	1,236,455
Production costs per ounce of adjusted gold production(i)(ii)	$578	$666	$596	$628
Adjustments:
Inventory and other adjustments(iii)	45	(14)	26	21
Total cash costs per ounce of gold produced (co-product basis)(iv)	$623	$652	$622	$649
By-product metal revenues	(77)	(77)	(75)	(69)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$546	$575	$547	$580
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	178	192	155	182
General and administrative expenses (including stock options)	62	52	67	57
Non-cash reclamation provision and other	3	2	3	2
All-in sustaining costs per ounce of gold produced (by-product basis)	$789	$821	$772	$821
By-product metal revenues	77	77	75	69
All-in sustaining costs per ounce of gold produced (co-product basis)	$866	$898	$847	$890

Notes:

(i) The LaRonde mine’s per ounce of gold produced calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(ii) The Goldex mine’s per ounce of gold produced calculations exclude 8,041 ounces for the nine months ended September 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(iii) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iv) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.